Exhibit 99
Letter to Shareholders
Second Quarter 2016

Characterizing first quarter’s highlights, I called out the three consecutive months of double-digit growth, albeit for that period with the added tailwind of a contribution from our Property business without a comparable for 2015. Our second quarter firmly removes any asterisk and paints a clear picture of very sound and sustained overall growth with the reported 13% on net premiums written and 11% on net premiums earned as very fair indications of the business - sure a footnote here and there.

A diagnostic of our growth is equally pleasing with unit growth from sales and now notably healthier retention surfacing as the primary drivers, along with a sustained growth in average premium of approximately 4% for personal auto and 13% for commercial auto. A quick review of the year-over-year policies in force growth shows Direct auto and Commercial Lines as top-of-class both with 11% gains, but Agency auto at 4% is every bit as big a victory given our trends of the last couple of years. Special lines is equally impressive given their high market share and sector growth characteristics. Property, while now becoming more comparable to past performance, still has an asterisk or two I’ll touch on later - all good.

Auto insurance and heavyweight boxing have little in common but with a stretch I think we can find a minor intersection in a quarter that saw the passing of Muhammad Ali. The intensity of weather events that flowed from the first quarter into the second had us feeling at times that we were “on the ropes.” With what seemed like one event after another, extreme weather, not necessarily all classic catastrophes, kept coming at us. While we did not control the weather as Ali controlled the “rope-a-dope” strategy in his fight with Foreman in Zaire, we did withstand and outlast the punching and then used it to our advantage - just as Ali did in the eighth after his strategy played out.

Attaining combined ratios on a monthly basis consistent with our most important goal of a calendar year 96 combined ratio was a challenge in light of the above. April got the quarter off to a tough start with a 98.4 combined ratio followed by two months at or just below a 96, bringing the quarter in at a combined ratio of 96.8 and the year to date at 95.7. We price more smoothly over a policy period for weather loads than they materialize, and some monthly variation is inevitable. I have consistently avoided reporting adjustments to run rates for weather and don’t plan on starting now, but overall I see the quarter in a very positive light having absorbed these climatic events and, although leaving less breathing room, still very much on track to hit our most important annual objective. Perhaps not the way we might draw it up, but these times reinforce the need for insurance and provide greater opportunity to create advantages with our claims response to our customers in their time of need, which is exactly what we did.

In short, fast quality growth, coupled with very acceptable margins, is adding significantly to the intrinsic value of the enterprise and our current and future earnings potential. We might be considerably less happy with the current margins without such strong growth, which by itself is a short-term increment to higher combined ratios.

Fast growth in and of itself is a challenge and maintaining staffing at constant quality puts an additional strain on all parts of the organization from recruiting and training to supervision and quality control. These are the strains we hope for but recognize the fine line between short-term gains and long-term erosion of our ability to serve our customers at the levels we demand of ourselves and maintain brand quality - so far we are managing this challenge exceptionally well, but we assume nothing and maintain our vigilance. Expenses are a concurrent challenge with new growth, catastrophe response, and some adjustments in our Property business, but all are where we expect them to be, as is the outlook.

Our ASI Property business was able to complete a couple of significant transactions that we had anticipated in some form since taking our control position. One was to exit the commercial property business, which, while small relative to the overall business, was not strategic to Progressive and presented a different risk profile from the core business. The exit was in effect an exchange of ASI’s commercial business for a business that was parallel to the ASI residential home business in Florida. The residential property business that we acquired was originally established as a separate risk and capital pool for different investors in the early history of ASI with servicing, underwriting, and pricing provided to this company for a fee by ASI. Given our strategy, and reduced need for separate capital, the ability to assume more of what we want, while disposing of what we did not want to a company that has a different strategy, was a perfect outcome.

A second and planned outcome was the termination of a quota share reinsurance agreement resulting in a one-time increase to net premiums written. This in no way is counter to our position that we do not expect the excess reinsurance philosophy used by ASI to change in any material way; however, similar to the formation of a separate risk pool in the early history of ASI, this quota share arrangement provided capital to help maximize available growth. The assumption of dollar one risk, versus threshold levels, is no longer as relevant, or needed, given the Progressive capital position.

We are delighted to have customers we had been serving now contributing to our results and providing opportunities for bundling. Perhaps the most exciting news on the Property business and the bundled home and auto strategy is observing the beginning of a more positive growth trend develop during the quarter. At the end of the day profitable growth is what we care about most.

Our Commercial Lines business had a rare spike in combined ratio, which, while not concerning on a year-to-date basis, any such sudden change raises plenty of questions. We’re satisfied those questions are all being appropriately addressed and so far do not sense any significant or systemic misses in the past recognition of losses or a sustained spike in frequency - many eyes will be watching the development of this fast growing part of the enterprise.

Communicating highlights and providing color on the quarter in some summary form always compromises greater explanation of the many exciting initiatives that are driving the growth and current success. In October, we will once again hold an Investors Relations meeting in Cleveland, with live webcast, to further explore the business in greater detail, including our Destination Era progress on both Personal Lines and Commercial Lines and related customer marketing and retention efforts, Snapshot®, and more.

This is a high energy time at Progressive with double-digit growth at our $20 billion plus scale. The story, as it has been throughout our history, continues to be one well worth telling. Like a good book, I eagerly await the next chapter. However, this quarter brings to an end my reporting to you on the business in multiple formats, this one included, for the last sixteen and a half years. Tricia will assume the quill and continue to provide insight to our business in a manner we both hope has been of value in the past and will be in the future. It has been a real honor and I thank you for your interest in the company we care so much about.

At the risk of expanding on the shots that may well be taken for my sports analogy earlier - Did anyone notice who won the NBA championship?

Cheers, Glenn

/s/ Glenn